FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
the Securities Exchange Act of 1934

For the month of November 2003

Acambis plc

(Translation of registrant’s name into English)

Peterhouse Technology Park
100 Fulbourn Road
Cambridge CB1 9PT
England

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ☐	No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________).

Enclosure:

Notification of major interests in shares (10 November)
Acambis to announce third quarter results on 25 November 2003
Notification of major interests in shares (12 November)
Acambis collaborates with WHO on Japanese encephalitis vaccine
Results for the third quarter ended 30 September 2003

SCHEDULE 10 NOTIFICATION OF MAJOR INTERESTS IN SHARES
Acambis to announce third quarter results on 25 November 2003
SCHEDULE 10
Acambis collaborates with WHO on Japanese encephalitis vaccine
Results for the third quarter ended 30 September 2003
Chairman’s statement
Group profit and loss account
Group statement of total recognised gains and losses
Group balance sheet as at 30 September 2003
Reconciliation of movements in Group shareholders’ funds
Group cash flow statement
Analysis of net funds/(debt)
Reconciliation of operating profit/(loss) to net cash (out)/inflow from operating activities
Notes
SIGNATURE

SCHEDULE 10 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Acambis plc

2. Name of shareholder having a major interest

Fidelity International Limited (FIL) (and its direct and indirect subsidiaries incorporating Fidelity Investment Services Limited (FISL)) and Mr Edward C Johnson 3d

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Chase Manhattan Bank London 2,845,508 shares*
Chase Manhattan Bank London 173,268 shares**

* For this holding, FISL acts as the management company
** For this holding, FIL acts as the management company.

5. Number of shares / amount of stock acquired

N/a

6. Percentage of issued class

N/a

7. Number of shares / amount of stock disposed

1,060,665

8. Percentage of issued class

1.01%

9. Class of security

Ordinary shares of 10p each

10. Date of transaction

N/a

11. Date company informed

7 November 2003

12. Total holding following this notification

3,018,776 ordinary shares

13. Total percentage holding of issued class following this notification

2.87%

14. Any additional information

N/a

15. Name of contact and telephone number for queries

Elizabeth Brown, Company Secretary
+44 (0) 1223 275 300

16. Name and signature of authorised company official responsible for making this notification

Elizabeth Brown

Date of notification

10 November 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Acambis to announce third quarter results on 25 November 2003

Cambridge, UK and Cambridge, Massachusetts — 11 November 2003 — Acambis plc (“Acambis”) (LSE: ACM, NASDAQ: ACAM) will announce its results for the third quarter ended 30 September 2003 on Tuesday, 25 November.

The results announcement will be released at 7.00 am GMT. A conference call for analysts will be held at 9.30 am GMT. For details, contact Mo Noonan at Financial Dynamics on telephone number +44 (0) 20 7269 7116. An instant replay of the call will be available until 24 December 2003 on telephone number UK: +44 (0) 20 8288 4459 and US: +1 334 323 6222. The pin code is 114342.

An audio webcast of the call will also be available via Acambis’ website at www.acambis.com. The webcast replay will be available until Wednesday, 25 February 2004.

-ends-

Enquiries:

Acambis plc
Lyndsay Wright, Director of Communications
Tel: +44 (0) 1223 275 300
Financial Dynamics
Mo Noonan
Tel: +44 (0) 20 7831 3113

Notes to editors:
Acambis is a leading developer of vaccines to prevent and treat infectious diseases. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing a second-generation smallpox vaccine which is currently undergoing clinical trials and, under a unique arrangement given the threat of smallpox being used as a bioterrorist weapon, is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world. Acambis is establishing a travel vaccines franchise through its US-based subsidiary Berna Products Corporation, which markets Vivotif®, the world’s only oral typhoid vaccine, in North America. Acambis has a number of other potential travel vaccines in development and is conducting clinical trials of vaccines against yellow fever, Japanese encephalitis and dengue fever. Acambis is also preparing to start clinical trials of a vaccine targeting the West Nile virus, which has spread to 45 US States in the last four years.

Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US. Its primary listing is on the London Stock Exchange (ACM) and its shares are listed in the form of American Depositary Receipts on Nasdaq (ACAM). More information is available at www.acambis.com.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Acambis plc

2. Name of shareholder having a major interest

Barclays PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

The legal entities holding these shares are as follows:

Barclays Private Bank and Trust Ltd 1,403 shares
Barclays Life Assurance Co Ltd 164,412 shares
Barclays Global Investors Australia Ltd 36,329 shares
Barclays Global Investors, N.A. 1,046,875 shares
Barclays Global Investors Ltd 2,713,363 shares

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

1,228,193

8. Percentage of issued class

1.17%

9. Class of security

Ordinary shares of 10p each

10. Date of transaction

07 November 2003

11. Date company informed

12 November 2003

12. Total holding following this notification

3,962,382

13. Total percentage holding of issued class following this notification

3.77%

14. Any additional information

N/A

15. Name of contact and telephone number for queries

Elizabeth Brown tel: 01223 275300

16. Name and signature of authorised company official responsible for making this notification

Elizabeth Brown, Company Secretary

Date of notification

12 November 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Acambis collaborates with WHO on Japanese encephalitis vaccine

Cambridge, UK and Cambridge, Massachusetts — 25 November 2003 — Acambis plc (“Acambis”) (LSE: ACM, NASDAQ: ACAM) announces that it is to collaborate with the World Health Organization (“WHO”) on the development of Acambis’ investigational vaccine ChimeriVax-JE against Japanese encephalitis (“JE”).

Under a Memorandum of Understanding between WHO and Acambis, WHO will provide assistance and funding for paediatric trials of ChimeriVax-JE in endemic countries. This is part of WHO’s efforts to enable the development of effective paediatric vaccines against JE for developing countries where the virus is endemic.

In the first instance, WHO will assist with a trial of ChimeriVax-JE, which Acambis plans to conduct at Mahidol University in Thailand. The trial will investigate the safety, tolerability and immunogenicity of ChimeriVax-JE in age groups stepping down to the target population of infants in their second year of life, in accordance with current paediatric schedule vaccination in that country. WHO will provide technical advice, infrastructure and monitoring services, and also financial support.

Acambis’ ChimeriVax-JE vaccine has already been tested in two Phase II clinical trials and is currently undergoing a separate two-year study in Australia to expand safety and efficacy information and to investigate duration of immunity.

JE is a mosquito-borne virus that occurs throughout China, Korea, the Indian sub-continent, south-east Asia and parts of Melanesia and Australia. It is considered to be the world’s most significant cause of viral encephalitis. Up to 30% of affected people die of the disease caused by the virus and many survivors have permanent neurological disabilities. Approximately 35,000 human cases of JE are reported annually, but it is thought that the true incidence could be in excess of 50,000 as surveillance and reporting rates are poor. Three billion people live in JE-endemic regions and more than 70 million children are born each year in endemic countries.

Dr John Brown, Chief Executive Officer of Acambis, commented:

“Access to endemic countries is a key part of our vaccine development strategy. We are delighted to be working with WHO in the development of our ChimeriVax-JE vaccine and believe the considerable expertise they have in conducting trials in endemic countries will be invaluable.”

-ends-

Enquiries:

Acambis plc Dr John Brown, Chief Executive Officer	Tel: +44 (0) 1223 275 300
Lyndsay Wright, Director of Communications Gordon Cameron, Chief Financial Officer	Tel: +1 (617) 761 4200

Financial Dynamics David Yates/Charlie Armitstead	Tel: +44 (0) 20 7831 3113

Notes to editors:

Acambis is a leading developer of vaccines to prevent and treat infectious diseases. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing a second-generation smallpox vaccine which is currently undergoing clinical trials and, under a unique arrangement given the threat of smallpox being used as a bioterrorist weapon, is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world. Acambis is establishing a travel vaccines franchise through its US-based subsidiary Berna Products Corporation, which markets Vivotif®, the world’s only oral typhoid vaccine, in North America. Acambis has a number of other potential travel vaccines in development and is conducting clinical trials of vaccines against yellow fever, Japanese encephalitis and dengue fever. Acambis recently became the first company to start human clinical trials of a vaccine targeting the West Nile virus, which has spread to 45 US States in the last four years.

Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US. Its primary listing is on the London Stock Exchange (ACM) and its shares are listed in the form of American Depositary Receipts on Nasdaq (ACAM). More information is available at www.acambis.com.

“Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995:
The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see “Risk factors” in the Company’s Annual Report and Form 20-F for the most recently ended fiscal year, in addition to those detailed in the Company’s filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

EMBARGO: NOT FOR PUBLICATION OR BROADCAST
BEFORE 7.00 AM GMT ON TUESDAY, 25 NOVEMBER 2003

Results for the third quarter ended 30 September 2003

Cambridge, UK and Cambridge, Massachusetts — 25 November 2003 — Acambis plc (“Acambis”) (LSE: ACM, NASDAQ: ACAM) announces its results for the third quarter ended 30 September 2003.

Key points

>	Record quarterly financial results:

–	Revenue increased to £65.8m (2002 — £13.8m)

–	Profit before tax of £22.2m (2002 — loss of £1.3m)

–	Cash and short-term investments increased to £74.2m (2002 — £19.2m)

>	Deliveries of investigational smallpox vaccine to US Government continuing

>	Successful integration of Berna Products Corporation

>	ARILVAXTM on track for BLA filing before year-end

>	Phase I trial of West Nile vaccine underway

>	Collaboration announced with World Health Organization on Japanese encephalitis vaccine (see separate news release)

>	Agreement reached with BTG International Limited on payment of turnover tax

	Three months ended				Nine months ended
	30 September				30 September

	2003		2002		2003		2002

Revenue	£65.8	m	£13.8	m	£148.1	m	£26.7	m
Profit/(loss) before tax	£22.2	m	£(1.3	)m	£42.8	m	£(7.4	)m
Earnings/(loss) per share	17.1	p	(1.4	)p	34.7	p	(7.8	)p
Earnings/(loss) per ADR	$2.84		$(0.22)		$5.77		$(1.23)
Cash	£74.2	m	£19.2	m	£74.2	m	£19.2	m

-ends-

A conference call for analysts will be held at 9.30 am GMT today. For details, contact Mo Noonan at Financial Dynamics on telephone number +44 (0) 20 7269 7116. An instant replay of the call will be available until Wednesday, 24 December 2003 on telephone number UK: +44 (0) 20 8288 4459 and US: +1 334 323 6222. The pin code is 114342. An audio webcast of the call will also be available via Acambis’ website at www.acambis.com.

Enquiries:

Acambis plc
Dr John Brown, Chief Executive Officer	Today: +44 (0) 20 7831 3113
Lyndsay Wright, Director of Communications	Thereafter: +44 (0) 1223 275 300

Gordon Cameron, Chief Financial Officer	Today: +44 (0) 20 7831 3113
Thereafter: +1 (617) 761 4200
Financial Dynamics
David Yates/ Charlie Armitstead	Tel: +44 (0) 20 7831 3113

Chairman’s statement

Overview

During the quarter, we have continued to make good progress in delivering on the contract we have with the US Government to supply quantities of our investigational smallpox vaccine for its emergency-use Strategic National Stockpile. We are also continuing our clinical trial programme to evaluate the safety and efficacy of the vaccine and are now preparing to commence Phase III clinical trials.

In terms of the clinical development pipeline, we are nearing finalisation of the submission of a Biologics License Application (“BLA”) for the yellow fever vaccine, ARILVAXTM, and have recently initiated clinical trials of a vaccine against West Nile virus. We have also announced today a collaboration with the World Health Organization (“WHO”) relating to our vaccine against Japanese encephalitis (“JE”).

Smallpox vaccine update

US Government contracts

During the third quarter we were able to record a significant portion of the revenue relating to the balance of investigational ACAM2000 doses being delivered under the 155 million-dose contract with the US Centers for Disease Control and Prevention (“CDC”). The remaining investigational doses of the 155 million-dose contract are expected to be delivered in the final quarter of this year.

The CDC has increased the current 155 million-dose order with Acambis for additional doses of investigational ACAM2000 vaccine. We expect to deliver approximately 18 million doses of this increased order in the fourth quarter of 2003.

ACAM2000 clinical trial programme

At the same time as delivering doses to the CDC, the clinical programme to evaluate the safety and efficacy of ACAM2000 is continuing under the US Investigational New Drug application with the Food and Drug Administration (“FDA”). Before the end of 2003, we expect to start two randomised, double-blind Phase III trials to evaluate the safety and efficacy of ACAM2000 in comparison with a previously licensed vaccine, Dryvax®. The trials will include subjects who have previously been vaccinated against smallpox and subjects who are naïve to smallpox vaccination.

Modified Vaccinia Ankara (“MVA”)

We continue to make good progress in our contract with the National Institute of Allergy and Infectious Diseases (“NIAID”) and are awaiting information from the NIAID regarding the next vaccine supply contract, currently expected to be awarded during 2004.

Travel vaccine franchise update

ARILVAXTM

At the beginning of October, we met the FDA to discuss the package of information being provided to support the BLA relating to the planned US licensure of the ARILVAXTM yellow fever vaccine. Following that meeting, we remain on track to file our BLA before the end of this year.

Berna Products Corporation

The results for the third quarter included the first contribution from sales of Vivotif® since the completion of the acquisition of Berna Products Corporation (“BPC”) at the end of August. Through BPC, we have exclusive North American sales and distribution rights to Vivotif®, the world’s only licensed orally administered vaccine against typhoid. BPC’s existing expertise and infrastructure will be strategically important for the sale and promotion of ARILVAXTM.

Research and development (“R&D”) update

ChimeriVax-West Nile

On 6 November, we announced the start of a Phase I trial of our vaccine against West Nile virus, ChimeriVax-West Nile. The trial is a randomised, double-blind out-patient study in 60 healthy adult volunteers and will test the safety, tolerability and immunogenicity of the ChimeriVax-West Nile vaccine.

This is the first-ever human clinical trial of a potential vaccine against West Nile virus, which has continued to pose a significant threat to health in the US. Since first being identified in New York in 1999, the virus has swept through 45 US states, caused disease in more than 12,000 people and resulted in the deaths of several hundred individuals. We began work on this project within months of the virus being diagnosed in the US and are the first company to start clinical trials to evaluate a vaccine against West Nile.

ChimeriVax-JE

We have announced today that we are to collaborate with the WHO on the development of our ChimeriVax-JE vaccine against JE. Under a Memorandum of Understanding between WHO and Acambis, WHO will provide assistance and funding for paediatric trials of ChimeriVax-JE in endemic countries. This is part of WHO’s efforts to enable the development of effective paediatric vaccines against JE for developing countries where the virus is endemic.

In the first instance, WHO will assist with a trial of ChimeriVax-JE that we plan to conduct at Mahidol University in Thailand, using vaccine manufactured at our Canton facility. WHO will provide technical advice, infrastructure and monitoring services, and also financial support. ChimeriVax-JE is separately undergoing a two-year study in Australia to expand safety and efficacy information and to investigate duration of immunity.

BTG agreement

In October, we announced that we had reached a settlement with BTG International Limited (“BTG”) concerning payments related to a technology licence originally established in 1994. Under the agreement, Acambis was required to pay 2% of its reported turnover to BTG, potentially until 2024. Under the terms of the settlement, we agreed to pay £12m to BTG to discharge all past and future rights, obligations and claims under the agreement. This is a positive step for Acambis as it concludes our financial obligations to BTG.

Of the settlement payment, Acambis estimates £4.6m relates to historic amounts due and payable under the Agreement since January 2002 when discussions between Acambis and BTG about the Agreement were initiated. The balance of £7.4m relates to potential future payments from the fourth quarter (“Q4”) of 2003 onwards. Acambis will book the £7.4m balance during Q4 2003 as an exceptional item against operating profit. The full payment will be made from cash before the end of 2003. As we had factored in the full potential liability in our future margin and earnings guidance, we expect our gross margins to increase by approximately 2% more than previously envisaged from 2004 onwards.

Financial review

The financial results for the three months (“Q3”) and nine months ended 30 September 2003 are presented below. Unless otherwise stated, the comparative figures in parentheses relate to the equivalent period in 2002.

Trading results

Revenue for Q3 was £65.8m (2002 — £13.8m). The increase arose primarily from the 155 million-dose ACAM2000 contract with the CDC. During Q3 we recorded the first revenues from the sales of Vivotif® made by Berna Products Corporation (“BPC”). In Q3, we also continued to record sales of ACAM2000 smallpox vaccine to other foreign governments, the NIAID in respect of our MVA contract, Aventis Pasteur for our ChimeriVax-Dengue vaccine programme and the CDC in respect of the wind-down activities for the ACAM1000 smallpox vaccine contract.

Cost of sales in Q3, representing costs in relation to all of the above revenue excluding the ChimeriVax-Dengue programme, amounted to £37.4m (2002 — £10.1m), the sharp increase being directly attributable to the increase in activity.

Expenditure on R&D in Q3 was £5.1m (2002 — £3.9m). The increase in expenditure in 2003 is as a result of the progression of our projects to the later stages of development.

Administrative costs, including amortisation of goodwill, increased in Q3 to £1.5m (2002 — £1.1m), partially as a result of the acquisition of BPC in August 2003 but also as a result of increased sales and marketing activities. Interest receivable increased to £0.6m for Q3 (2002 — £0.2m) as a result of higher average levels of cash held throughout the period. Interest payable was marginally lower in Q3 at £0.2m (2002 — £0.3m).

The pre-tax profit for Q3 was £22.2m (2002 — loss of £1.3m). The improvement over 2002 was achieved primarily as a result of increased revenues under our ACAM2000 smallpox vaccine programme, which generated the associated higher profits.

During Q3, we recorded a tax charge of £4.3m (2002 — £nil). On the basis of our forecast taxable profits for 2003, we expect that the Group will utilise the vast majority of its available tax losses this year. Following the completion of detailed projected tax computations during Q3 we anticipate the effective tax rate will be in the region of 15% for 2003, which is within the range previously indicated.

Capital expenditure

Capital expenditure for Q3 was £1.4m (2002 — £5.5m), which principally related to the costs to redevelop and expand areas of our Cambridge US R&D facility. The high level of expenditure in 2002 related to the reactivation of the Canton manufacturing plant.

Acquisition of Berna Products Corporation

In August we announced that we had acquired BPC. We have consolidated that business into the financial results presented for Q3. The cash outflow of £3.9m in Q3 represents the initial payment of $6.4m of the total $8.4m cash acquisition cost. The remaining $2.0m is payable in 2004.

The total potential acquisition cost of $12.5m for the business, which includes milestones of up to $3.75m in respect of achieving key sales targets of Vivotif® and ARILVAXTM between 2004 and 2006, has been used in order to calculate the provisional goodwill figure arising of £6.7m. This figure is included within Intangible Assets on the Balance sheet at 30 September 2003. The goodwill calculation will be finalised before the end of 2003, but we do not anticipate the outcome to change significantly.

Balance sheet highlights

i) Cash/debtors

Cash and short-term investments of the Group at 30 September 2003 amounted to £74.2m (31 December 2002 — £11.8m). The increase in cash in 2003 resulted primarily from the net cash receipts arising from further deliveries of smallpox vaccine to the CDC under the 155 million-dose ACAM2000 contract. Debtors (receivable within one year) increased substantially to £96.5m at 30 September 2003 (31 December 2002 — £54.0m), much of which relates to a receivable from the CDC. Following the settlement of obligations to BTG during the fourth quarter we expect to have approximately £120m in cash and short-term investments by the end of the year.

ii) Stock/creditors: amounts falling due within one year

Stock held at 30 September 2003 had reduced to £16.7m (31 December 2002 — £48.4m) following the transfer of stock to the CDC. The remaining balance principally represents work-in-progress and finished goods in relation to stocks of ACAM2000 smallpox vaccine. Payments for certain stock items do not take place until after the invoicing for vaccine stocks to the US Government, which continues to result in a high level of trade creditors at £25.0m (31 December 2002 — £54.8m).

Our adopted method for recognising revenue under the 155 million-dose ACAM2000 contract with the CDC, the percentage of cost-to-completion method, continues to give rise to a significant deferred income balance, representing the difference between invoices submitted and amounts recognised as revenue. At 30 September 2003, deferred income relating to this contract was £67.8m (31 December 2002 — £21.1m). This deferred income will unwind during the period through to FDA licensure of the ACAM2000 smallpox vaccine.

iii) Lease financing and overdraft facilities

During 2003, and in accordance with the terms of the facility, we started to repay the interest accruing on the US dollar-denominated lease-financing facility secured via Baxter in December 2001 for the reactivation of our manufacturing plant. The balance on the facility at 30 September 2003 was £13.6m (31 December 2002 — £14.0m). The balance on the ARILVAXTM overdraft facility at 30 September 2003 was £4.2m (31 December 2002 — £4.3m).

CEO recruitment

Following our announcement in September that Dr John Brown, Chief Executive Officer, will be stepping down, we have appointed the executive recruiting firm Russell Reynolds Associates to assist in the process to recruit a new Chief Executive Officer and are currently evaluating potential candidates. We anticipate being able to announce the outcome of the process in the first quarter of 2004. Dr Brown plans to step down from his position, and the Board of Acambis, on 31 December 2003, at which time Gordon Cameron, Acambis’ Chief Financial Officer, will become acting Chief Executive Officer until the completion of the recruitment process.

Alan Smith
Chairman

This results statement was agreed by the Board of Directors on 24 November 2003.

Notes to editors:
Acambis is a leading developer of vaccines to prevent and treat infectious diseases. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing a second-generation smallpox vaccine which is currently undergoing clinical trials and, under a unique arrangement given the threat of smallpox being used as a bioterrorist weapon, is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world. Acambis is establishing a travel vaccines franchise through its US-based subsidiary Berna Products Corporation, which markets Vivotif®, the world’s only licensed oral typhoid vaccine, in North America. Acambis has a number of other potential travel vaccines in development and is conducting clinical trials of vaccines against yellow fever, Japanese encephalitis and dengue fever. Acambis recently became the first company to start human clinical trials of a vaccine targeting the West Nile virus, which has spread to 45 US States in the last four years.

Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US. Its primary listing is on the London Stock Exchange (ACM) and its shares are listed in the form of American Depositary Receipts on Nasdaq (ACAM). More information is available at www.acambis.com.

“Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995:
The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see “Risk factors” in the Company’s Annual Report and Form 20-F for the most recently ended fiscal year, in addition to those detailed in the Company’s filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

Quarterly results for the three months ended 30 September 2003

Group profit and loss account

	Three months		Three months		Nine months		Nine months		Year
	ended		ended		ended		ended		Ended
	30 September		30 September		30 September		30 September		31 December
	2003		2002		2003		2002		2002

	(unaudited)		(unaudited)		(unaudited)		(unaudited)		(audited)
	£m		£m		£m		£m		£m
Turnover	65.8		13.8		148.1		26.7		79.7
Cost of sales	(37.4)		(10.1)		(87.1)		(18.8)		(49.2)

Gross profit	28.4		3.7		61.0		7.9		30.5
Research and development costs	(5.1)		(3.9)		(15.2)		(12.1)		(16.5)
Administrative costs (including amortisation of goodwill)	(1.5)		(1.1)		(3.7)		(3.1)		(4.3)

Group operating profit/(loss) before exceptional items	21.8		(1.3)		42.1		(7.3)		9.7
Exceptional items:
Amounts written off fixed asset investment	—		—		—		—		(0.1)

Profit/(loss) on ordinary activities before finance charges	21.8		(1.3)		42.1		(7.3)		9.6

Interest receivable	0.6		0.2		1.3		0.5		0.7
Interest payable and similar charges	(0.2)		(0.3)		(0.7)		(0.9)		(1.2)
Exchange gain on foreign currency borrowings	—		0.1		0.1		0.3		0.5

Profit/(loss) on ordinary activities before taxation	22.2		(1.3)		42.8		(7.4)		9.6

Taxation	(4.3)		—		(6.4)		—		—

Profit/(loss) on ordinary activities after taxation (being retained profit/(loss) for the period)	17.9		(1.3)		36.4		(7.4)		9.6

Earnings/(loss) per ordinary share (basic, note 2)	17.1	p	(1.4	)p	34.7	p	(7.8	)p	10.0	p

Earnings/(loss) per ADR (basic, note 3)	$2.84		$(0.22)		$5.77		$(1.23)		$1.61

Earnings/(loss) per ordinary share (diluted, notes 2 and 4)	16.5	p	(1.4	)p	33.7	p	(7.8	)p	9.7	p

Group statement of total recognised gains and losses

	Three months	Three months	Nine months	Nine months	Year
	ended	ended	ended	ended	ended
	30 September	30 September	30 September	30 September	31 December
	2003	2002	2003	2002	2002

	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
	£m	£m	£m	£m	£m
Profit/(loss) for the period	17.9	(1.3)	36.4	(7.4)	9.6
(Loss)/gain on foreign currency translation	(0.5)	0.1	(1.0)	1.6	1.3

Total recognised gains and losses for the period	17.4	(1.2)	35.4	(5.8)	10.9

Group balance sheet as at 30 September 2003

	As at	As at
	30 September	31 Dec
	2003	2002

	(unaudited)	(audited)
	£m	£m
Fixed assets
Intangible assets	19.4	13.6
Tangible assets	22.2	20.0
Investments	1.1	1.1

	42.7	34.7

Current assets
Stock	16.7	48.4
Debtors: amounts receivable within one year	96.5	54.0
Debtors: amounts receivable after one year	4.5	4.9
Short-term investments	49.6	0.1
Cash at bank and in hand	24.6	11.7

	191.9	119.1

Creditors: amounts falling due within one year	(126.2)	(88.4)

Net current assets	65.7	30.7

Total assets less current liabilities	108.4	65.4

Creditors: amounts falling due after one year	(18.3)	(18.9)

Provisions for liabilities and charges
Investment in joint ventures:
- share of assets	0.9	0.9
- share of liabilities	(1.2)	(1.1)

	(0.3)	(0.2)

Net assets	89.8	46.3

Capital and reserves
Called-up share capital	10.5	9.9
Share premium account	95.3	87.8
Profit and loss account	(16.0)	(51.4)

Shareholders’ funds — all equity	89.8	46.3

Reconciliation of movements in Group shareholders’ funds

	Nine months	Year
	ended	ended
	30 September	31 Dec
	2003	2002

	(unaudited)	(audited)
	£m	£m
Retained profit for the period	36.4	9.6
(Loss)/gain on foreign currency exchange	(1.0)	1.3
New share capital subscribed	8.1	7.7

Net increase in shareholders’ funds	43.5	18.6
Opening shareholders’ funds	46.3	27.7

Closing shareholders’ funds	89.8	46.3

Quarterly results for the three months ended 30 September 2003

Group cash flow statement

	Three months	Three months	Nine months	Nine months	Year
	ended	ended	ended	ended	ended
	30 September	30 September	30 September	30 September	31 December
	2003	2002	2003	2002	2002

	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
	£m	£m	£m	£m	£m
Net cash (out)/inflow from operating activities	(7.6)	(3.6)	64.6	0.2	(6.2)

Returns on investments and servicing of finance
Interest received	0.4	0.3	1.1	0.6	0.7
Interest paid	(0.2)	(0.1)	(0.7)	(0.1)	(0.1)

Net cash inflow from returns on investments and servicing of finance	0.2	0.2	0.4	0.5	0.6

Taxation	(0.1)	—	(2.0)	—	0.1

Capital expenditure and financial investment
Capital expenditure and financial investment
Purchase of tangible fixed assets	(1.4)	(5.5)	(4.8)	(10.0)	(11.5)
Purchase of Berna Products Corporation	(3.9)	—	(3.9)	—	—

Net cash outflow from capital expenditure and financial investment	(5.3)	(5.5)	(8.7)	(10.0)	(11.5)

Net cash (out)/inflow before management of liquid resources and financing	(12.8)	(8.9)	54.3	(9.3)	(17.0)

Management of liquid resources	(49.5)	—	(49.5)	—	—

Financing
Net proceeds from issue of new shares:
— Baxter subscription	—	—	7.0	7.0	7.0
— Other	0.2	0.3	1.1	0.3	0.8

Net cash inflow from financing	0.2	0.3	8.1	7.3	7.8

(Decrease)/increase in cash for the period	(62.1)	(8.6)	12.9	(2.0)	(9.2)

Analysis of net funds/(debt)

	1 January		Exchange	30 September
	2003	Cash flow	movement	2003

	£m	£m	£m	£m
Cash	11.7	12.9	—	24.6
Liquid resources	0.1	49.5	—	49.6
Overdraft facility	(4.3)	—	0.1	(4.2)
Finance leases	(14.0)	—	0.4	(13.6)

Net (debt)/funds	(6.5)	62.4	0.5	56.4

Quarterly results for the three months ended 30 September 2003

Reconciliation of operating profit/(loss) to net cash (out)/inflow from operating activities

	Three months	Three months	Nine months	Nine months	Year
	ended	ended	ended	ended	ended
	30 September	30 September	30 September	30 September	31 December
	2003	2002	2003	2002	2002

	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
	£m	£m	£m	£m	£m
Group operating profit/(loss)	21.8	(1.3)	42.1	(7.3)	9.7
Depreciation and amortisation	1.1	0.8	2.9	1.8	2.6
Decrease/(increase) in stock	27.5	(13.2)	31.4	(50.8)	(52.6)
Decrease in debtors	(80.6)	(3.0)	(34.6)	(7.5)	(50.6)
Increase in creditors	24.1	12.5	24.6	61.9	82.0
Exchange differences on inter-company balances	0.2	—	0.1	—	1.3
Other	(1.7)	0.6	(1.9)	2.1	1.4

Net cash (out)/inflow from operating activities	(7.6)	(3.6)	64.6	0.2	(6.2)

Notes

1. Basis of preparation

The financial information for the three and nine months ended 30 September 2003 is unaudited, and has been prepared in accordance with the accounting policies set out in the Annual Report for the year ended 31 December 2002. The financial information for the three and nine months ended 30 September 2002 is also unaudited. The financial information relating to the year ended 31 December 2002 does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. This has been extracted from the full report for that year which has been filed with the Registrar of Companies. The report of the auditors on these accounts was unqualified. The Board approved the financial statements for the year ended 31 December 2002 on 27 March 2003. The statutory accounts for the year ended 31 December 2002 along with the Notice of Annual General Meeting was sent to shareholders on 8 April 2003. The 2003 Annual General Meeting at which the statutory accounts for the year ended 31 December 2002 were laid was held on 13 May 2003.

2. Earnings/(loss) per ordinary share (basic)

The basic earnings per ordinary share for the three and nine months ended 30 September 2003 is based on a Group profit of £17.9 million and £36.4 million respectively (2002 — loss of £1.3 million and £7.4 million respectively, December 2002 — profit of £9.6 million). This has been calculated on the weighted average ordinary shares in issue and ranking for dividend during the period of 104,832,402 and 104,762,726 for the three and nine months ended 30 September 2003 (2002 — 95,279,335 and 95,271,375; December 2002 — 96,101,507).

3. Earnings/(loss) per ADR (basic)

Each American Depository Receipt (“ADR”) represents 10 ordinary shares. The basic earnings/(loss) per ADR is calculated by multiplying the earnings/(loss) per ordinary share by a factor of 10 and then multiplying by the prevailing US dollar exchange rate at the end of the relevant period. The exchange rates used are 1.6614, 1.5726 and 1.6095 for 30 September 2003, 30 September 2002 and 31 December 2002 respectively.

4. Earnings/(loss) per ordinary share (diluted)

Diluted earnings per ordinary share for the three and nine months ended 30 September 2003 is based on the weighted average number of ordinary shares outstanding of 108,515,995 and 108,063,104 respectively (December 2002 — 98,976,882) after adjusting for the effect of all dilutive potential ordinary shares. Basic and diluted earnings per ordinary share were the same for the three and nine months ended 30 September 2002 as the Company was loss-making during this period.

Quarterly results for the three months ended 30 September 2003

Notes (continued)

5. Purchase of Berna Products Corporation

In August, we announced the acquisition of Berna Products Corporation (“BPC”). We acquired 100% of BPC’s share capital for $8.4m in cash and may pay up to an additional $3.75m in milestones, subject to the achievement of key sales targets for Vivotif and ARILVAX. The fair value of the assets purchased is set out below:

$ m

Stock	0.2
Cash at bank and in hand	0.1
Debtors: amounts receivable within one year	0.2

Net assets acquired:	0.5

Net assets acquired	0.5
Goodwill arising	11.2

Purchase consideration	11.7

Split of consideration:
Cash consideration	8.2
Contingent consideration	3.2
Acquisition expenses	0.3

11.7

Both the cash consideration and the contingent consideration have been discounted to reflect the time value of future payments. The total potential acquisition cost prior to discounting future cashflows is $12.5m.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Peptide Therapeutics Group plc has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2 December 2003	ACAMBIS PLC

	By:	/s/ Lyndsay Wright

Name: Lyndsay Wright
Title: Director of Communications